Form 51-102F3
Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Nevsun Resources Ltd. (the “Company”) Suite 800 – 1075 West Georgia Street Vancouver, BC V6E 3C9

Item 2.	Date of Material Change

August 8, 2012

Item 3.	News Release

A news release was issued on August 8, 2012 and disseminated by Marketwire and Canada Stockwatch.

Item 4.	Summary of Material Change

The Company announced its Q2 2012 financial results for the Bisha Mine in Eritrea, including updated guidance for 2012 gold production which is approximately 16% higher than previously forecast May 9, 2012, to a new range of 280,000 to 300,000 ounces. This newer production forecast is in part based on unusually high gold grades encountered in April 2012 that are anticipated to continue until September 2012. The high grades were in a portion of the oxide zone that is the interface between the gold oxide and copper supergene zones, commonly termed the acid domain and could not be fully included in mineral reserves because drill hole core recovery from the acid domain was sporadic and the core was difficult to assay.

Item 5.	Full Description of Material Change

See attached news release.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7.	Omitted Information

No material information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

Clifford T. Davis Telephone: (604) 623-4700

Item 9.	Date of Report

August 8, 2012

N E W S R E L E A S E

August 8, 2012

Nevsun Reports Strong Second Quarter 2012 Results, Further Raises 2012 Production Outlook

Nevsun Resources Ltd. (TSX:NSU / NYSE MKT:NSU) today reported strong financial and operating results for the second quarter ended June 30, 2012.

This release should be read in conjunction with Nevsun Resources Ltd.’s (“Nevsun” or the “Company”) 2012 second quarter Management Discussion and Analysis (“MD&A”), which can be found at www.nevsun.com/investors/financials.  Unless otherwise noted, with the exception of earnings per share and cash cost per ounce figures, all results are in thousands of US dollars.

Second quarter 2012 highlights

  Mined 500,000 tonnes of ore at 6.04 g/t gold
  Produced 87,000 ounces of gold; 169,000 ounces for six months
  Net income attributable to Nevsun shareholders was $39.6 million, representing earnings of $0.19 per share
  Cash costs of $253 per ounce of gold

Outlook

Nevsun has increased its total 2012 gold production forecast to 280,000 – 300,000 ounces from its previous target of 240,000 – 260,000 ounces, as compared to its guidance of 190,000 to 210,000 ounces provided in February 2012.

The improved outlook is attributable to continuing unusually high gold grades encountered in a portion of the oxide zone that is the interface between the gold oxide and copper supergene zones, commonly termed the acid domain. The variable high grades, which are expected to persist until September, when mining of the acid zone will be complete, could not be fully included in the July 2012 mineral reserves update because drill hole core recovery from the acid domain was sporadic and the core was difficult to assay.

Nevsun cautions that the competency of the material in this interface zone is poor and requires sophisticated stockpile blending to facilitate successful processing and recovery of the precious metals.  In addition, the combination of both a clay-like and sandy composition of the acid material leads to challenging daily ore control sampling, making it difficult to predict grades.  The associated gold grade is highly variable and includes both very high and low grades.

Mining of the Harena deposit will begin in August.  Ore from Harena will be processed at the Bisha plant.  Once oxide gold production is completed, the carbon-in-leach plant will be mothballed such that it can be restarted should more oxide deposits be discovered in the Bisha vicinity.

The Company completed its 13,500 meter exploration drill program at the North West Zone, which lies 3 km from the Bisha deposit, and expects to release a resource estimate in the first half of 2013.

Nevsun expects to close the Mogoraib exploration license purchase in Q4 2012.

Financial review

Tonnes milled during the three month period ended June 30, 2012 totalled 465,000, up 5% from 444,000 tonnes for the same period in 2011.  The milling grade during the three month period ended June 30, 2012 averaged 6.93 grams per tonne compared to 7.27 for the same three month period in 2011.  Ore tonnes mined during the second quarter of 2012 totalled 500,000, up 41% from 377,500 a year earlier. The mined grade during the second quarter of 2012 averaged 6.04 grams per tonne.

Revenues for the three month period ended June 30, 2012 were $147,713 (three month period ended June 30, 2011 - $136,085).  While the 87,500 gold ounces sold in the three months ended June 30, 2012 decreased nominally compared to the 88,700 ounces sold in the same period in 2011, Q2 2012 benefitted from higher revenues as a result of a higher realized price per ounce of $1,599 (Q2 2011 - $1,510 per ounce) and an increase in silver by-product sales.  The Company had silver by-product sales of $7,818 and $1,053, respectively, for the three month periods ended June 30, 2012 and 2011.

Operating costs for the three month period ended June 30, 2012 of $22,879 (three month period ended June 30, 2011 - $21,653) increased from the same period in the prior year mostly due to increases in mining expenses resulting from longer haul distances and more difficult ground conditions.  Royalties for the three month periods ended June 30, 2012 and 2011 were $7,418, and $6,778, respectively. The increase in Q2 2012 royalties compared to Q2 2011 resulted from the above noted higher realized price per ounce and increase in silver sales.

Net income attributable to Nevsun shareholders for the three month period ended June 30, 2012 was $39,568, an increase of $4,281 over the same period in the prior year.  Earnings per share attributable to Nevsun shareholders for the three month period ended June 30, 2012 was $0.19, an increase of $0.01 per share over the same period in 2011.

Gold cash costs per ounce sold for the three month period ended June 30, 2012 were $253, which included $89 per ounce in silver by-product credits, while gold cash costs per ounce sold for the same period in 2011 were $305, which included $13 per ounce in silver by-product credits.

The Company’s cash and cash equivalents at June 30, 2012 were $369,350, up 6% from $347,582 as at December 31, 2011.  The Company generated $106,325 and $111,209, respectively, from its operating activities for the three month periods ended June 30, 2012 and 2011.

During the three month period ended June 30, 2012, the Company generated $3,765 in its financing activities, up from $12,687 used in the same period in the prior year.  During Q2 2012, the Company received $22,798 as partial payment on the sale of 30% of the Bisha Mine to the State-owned Eritrean National Mining Corporation.  No such proceeds were received in Q2 2011.

Reserves update

On July 24, 2012 the Company announced increased base metal Canadian National Instrument 43-101 (NI 43-101) compliant mineral resources and reserves estimates.  Expressed as contained metal, the copper reserves estimate increased 6% and the zinc reserves estimate increased 38% as of May 31, 2012, compared with the previous reserves estimate effective date January 1, 2011.

The total mineral reserves estimate consists of 26.5 million tonnes with the oxide portions grading 5.79 g/t gold for a total of 167,000 troy ounces of gold, the supergene portions grading 4.09% copper for a total of 579 million pounds of copper, and the primary portions grading 1.09% copper and 6.33% zinc for a total of 462 million pounds of copper and 2,680 million pounds of zinc respectively.

Exploration and development

Bisha:

The Company’s 53 km2 exploration license officially expired in May 2012. The Company and Eritrean Ministry of Energy and Mines officials are working together to re-establish an exploration license or licenses that cover a larger area so that the Company may carry out a more significant regional exploration program. The Company has advised the State that it wishes to expand its exploration efforts and the State has welcomed this approach.

Harena:

In July 2012 the Company was granted a mining license for Harena, which lies 9 km southwest of the Bisha Main deposit. The Company expects to commence mining the deposit in August 2012.

Copper phase development:

The Company continued work on copper phase development activities during Q2 2012, expending $15,705 on procurement, terracing, other civils works, completing detailed design work and the beginnings of the structural steel works.  Total capital for the copper phase expansion is expected to be approximately $125,000, including the copper plant, port facilities and concentrate container equipment.  The Company is taking the same approach to eliminate price risk on construction that it was successfully able to accomplish during the build of the gold plant.  As at June 30, 2012, $67,126 had been spent, ordered or arranged, thereby fixing over half of the expected project costs.  The copper flotation plant is targeted to be operational in mid-2013.  The same firm, SENET of South Africa, is the engineering, procurement, and construction management contractor. Photos of the expansion can be found at www.nevsun.com/projects/photogallery/copperphase.

Mogoraib:

On August 1, 2012 the Company announced it had entered into an agreement to acquire the Mogoraib exploration license in Eritrea, which includes the Hambok copper and zinc deposit.  The purchase of the Mogoraib exploration license is expected to close in Q4 2012 and is pending approval by Eritrean State officials.  Consideration for the acquisition will be $5,000 plus an additional possible $7,500 upon commencement of commercial production from the licensed area.

While management does not believe Hambok is economic as a stand-alone deposit the Company plans to undertake further exploration and, with the Bisha plant a short distance away, believes Hambok may become an extension for the Bisha base metal operations.

If additional exploration is successful and base metals reserves are identified, then the Company may consider increasing the planned capacity of the zinc and copper plant when the Bisha plant transitions from copper to zinc in 2015 or 2016.

Conference call details

The Company will hold a conference call on Thursday, August 9 at 8AM Vancouver / 11AM Toronto, New York / 4PM London, to discuss the quarterly results.  Dial in details are as follows:

North America: 416-340-8527 / 1-877-440-9795 UK: 00800-2787-2090 (toll free) Other International: +1-416-340-8527

The conference call will be available for replay until August 23, 2012 by calling +1 905-694-9451 / 1 800-408-3053 and entering passcode 3684053.

Forward Looking Statements: The above contains forward-looking statements regarding future gold production, future gold recoveries, gold production grades, future gold cash production costs, future copper phase expansion, timing of copper production, and completion of the purchase of the Mogoraib exploration license. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, metal price volatility, share price volatility, operational risks, uncertainties in estimating mineralization, future expenses and revenues, political and country risk, regulatory risk, production forecast risk, the securities class action recently filed against the Company and those other risks described in the Company’s most recent Annual Information Form and Management Discussion and Analysis of the Company filed with Canadian securities regulators and are available at www.sedar.com, which have also been filed or submitted to the U.S. Securities and Exchange Commission on Form 40-F or Form 6-K and are available at www.sec.gov.  In addition, the Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of regulatory decisions, competitive factors in the industry in which the Company operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no intention or obligation to update or revise such forward-looking statements whether as result of new information, future events or otherwise, except as required under applicable securities regulation.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com

Summarized financial and operating results

Financial results: In US $000s (except per share and per ounce data):

	For the three months ended June 30,		For the six months ended June 30,
	2012	2011	2012	2011(1)
Revenues	$147,713	$136,085	$297,103	$190,400
Operating income	109,671	101,947	220,299	141,586
Net income attributable to Nevsun shareholders	39,568	35,287	80,806	47,090
Earnings per share attributable to Nevsun shareholders	0.19	0.18	0.40	0.24
Total assets	$813,352	$480,830	$813,352	$480,830

Gold production and sales statistics(2):

	For the three months ended June 30,		For the six months ended June 30,
	2012	2011	2012	2011
Tonnes milled	465,000	444,000	895,000	905,000
Milled gold grade (g/t)	6.93	7.27	6.76	6.72
Recovery, % of gold	85%	89%	86%	89%
Gold in doré, ounces produced	87,000	93,000	169,000	168,000
Gold ounces sold	87,500	88,700	170,600	161,500
Gold price realized per ounce	$1,599	$1,510	$1,654	$1,509
Cash cost per ounce sold(3)	$253	$305	$265	$304

Mining statistics:

	For the three months ended June 30,		For the six months ended June 30,
	2012	2011	2012	2011
Ore mined, tonnes	500,000	377,500	849,000	852,300
Mined gold grade, g/t	6.04	8.83	5.49	7.06
Waste mined, tonnes(4)	1,658,500	1,918,100	3,484,700	3,521,300
Strip ratio	4.0	5.1	4.9	4.1
Copper phase prestrip, tonnes	480,600	-	1,219,600	-
(1)	The 2011 revenues, operating income, net income attributable to Nevsun shareholders and earnings per share attributable to Nevsun shareholders contain results from February 22, 2011 to March 31, 2011 and February 22, 2011 to June 30, 2011 only.
(2)	The 2011 gold production and sales statistics include results from the pre-operating period, January 1 – February 21, 2011. For accounting purposes, sales from ounces produced prior to February 22, 2011 are considered pre-production and capitalized to property, plant and equipment.
(3)	Cash operating cost per ounce sold includes royalties and is a non-GAAP measure; see pg 9 of the MD&A for more information.
(4)	All waste tonnes mined reflect updated rock density estimates.

Condensed Consolidated Interim Statements of Comprehensive Income Unaudited (Expressed in thousands of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Commercial operations commenced February 22, 2011:
Revenues	$147,713	$136,085	$297,103	$190,400
Cost of sales
Operating expenses	(22,879)	(21,653)	(46,006)	(31,026)
Royalties	(7,418)	(6,778)	(14,780)	(9,486)
Depreciation and depletion	(7,745)	(5,707)	(16,018)	(8,302)
Operating income(1)	109,671	101,947	220,299	141,586

Administrative	(1,475)	(3,703)	(1,896)	(7,317)
Finance income	1,088	25	2,205	36
Finance costs	(153)	(925)	(306)	(1,393)
Income before taxes	109,131	97,344	220,302	132,912

Income taxes	(42,266)	(36,739)	(84,674)	(50,414)
Net income	66,865	60,605	135,628	82,498

Other comprehensive income:
Unrealized loss on available-for-sale investment, net of tax	-	(233)	-	(125)
Comprehensive income	$66,865	$60,372	$135,628	$82,373

Income for the period attributable to:
Nevsun shareholders	39,568	35,287	80,806	47,090
Non-controlling interest	27,297	25,318	54,822	35,408
	$66,865	$60,605	$135,628	$82,498

Comprehensive income for the period attributable to:
Nevsun shareholders	39,568	35,054	80,806	46,965
Non-controlling interest	27,297	25,318	54,822	35,408
	$66,865	$60,372	$135,628	$82,373

Earnings per share attributable to Nevsun shareholders:
Basic	$0.19	$0.18	$0.40	$0.24
Diluted	$0.19	$0.17	$0.39	$0.23
(1)	Operating income for the comparative periods is from April 1 to June 30, 2011 and February 22 to June 30, 2011.

Condensed Consolidated Interim Statements of Cash Flows Unaudited (Expressed in thousands of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Cash provided by (used in):
Operating:
Income for the period	$66,865	$60,605	$135,628	$82,498
Items not involving the use of cash:
Accretion on reclamation liability	153	203	306	203
Depreciation and depletion	7,745	5,707	16,018	8,302
Income taxes	42,266	36,739	84,674	50,414
Share-based payments and stock appreciation rights	235	2,677	(468)	5,238
Interest income on due from non-controlling interest	(1,022)	-	(2,113)	-
Changes in non-cash operating capital:
Accounts receivable and prepaids	17,272	9,935	(17,488)	(1,016)
Inventories	(4,182)	(5,613)	(8,118)	(8,035)
Accounts payable and accrued liabilities	2,111	956	(1,718)	572
Income taxes paid	(25,117)	-	(139,549)	-

Net cash provided by (used in) operating activities	106,325	111,209	67,171	138,176
Investing:
Proceeds on sale of pre-production gold sales	-	-	-	48,613
Expenditures on property, plant and equipment – gold phase	(2,818)	(9,218)	(6,795)	(26,537)
Expenditures on property, plant and equipment – copper phase	(15,705)	(3,897)	(26,664)	(3,897)
Expenditures on exploration and evaluation	(1,591)	(1,597)	(2,250)	(2,885)
Changes in non-cash working capital related to investing activities	(19)	-	(1,141)	-

Net cash provided by (used in) investing activities	(20,133)	(14,712)	(36,850)	15,294
Financing:
Dividends paid to Nevsun shareholders	-	-	(10,013)	-
Dividends paid to non-controlling interest	(16,000)	-	(26,000)	-
Receipt of purchase price settlement from non-controlling interest	22,798	-	29,568	-
Interest received on due from non-controlling interest	98	-	328	-
Accrued interest not paid on advances from non-controlling interest	-	763	-	1,089
Principal and interest paid on loan from non-controlling interest	-	-	-	(4,103)
Repayment of advances from non-controlling interest	-	(17,000)	-	(17,000)
Issuance of common shares, net of issue costs	-	3,550	695	3,822
Repurchase and cancellation of common shares	(3,131)	-	(3,131)	-

Net cash used in financing activities	3,765	(12,687)	(8,553)	(16,192)
Increase in cash and cash equivalents	89,957	83,810	21,768	137,278
Cash and cash equivalents, beginning of period	279,393	103,613	347,582	50,145
Cash and cash equivalents, end of period	$369,350	$187,423	$369,350	$187,423
Non-cash investing and financing transactions:
Dividends declared	9,976	5,935	9,976	5,935
Reclassification of share-based payments reserve to share capital upon exercise of options	-	1,253	231	1,375
Depreciation capitalized to property, plant and equipment	-	-	-	397
Share-based payments capitalized to property, plant and equipment	-	-	-	276
Closure and reclamation increase in property, plant and equipment	-	-	-	1,074
Interest capitalized to property, plant and equipment	-	-	-	693

Condensed Consolidated Interim Balance Sheets Unaudited (Expressed in thousands of United States dollars)

	June 30, 2012	December 31, 2011

Assets

Current assets
Cash and cash equivalents	$369,350	$347,582
Accounts receivable and prepaids	37,978	20,490
Inventories	40,423	32,099
Due from non-controlling interest	6,100	11,137
	453,851	411,308

Non-current assets
Due from non-controlling interest	61,566	84,312
Property, plant and equipment	297,935	279,606
	359,501	363,918
Total assets	$813,352	$775,226

Liabilities and equity

Current liabilities
Accounts payable and accrued liabilities	$19,029	$24,651
Dividends payable	9,976	10,013
Income taxes payable	52,343	103,670
	81,348	138,334

Non-current liabilities
Deferred income taxes	12,638	16,187
Provision for closure and reclamation	13,539	13,233
	26,177	29,420
Total liabilities	107,525	167,754

Equity
Share capital	407,100	409,305
Share-based payments reserve	12,644	11,736
Retained earnings	147,213	76,383
Equity attributable to Nevsun shareholders	566,957	497,424

Non-controlling interest	138,870	110,048
Total equity	705,827	607,472
Total liabilities and equity	$813,352	$775,226